ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

January 21, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	Enable Midstream Partners, LP

Registration Statement on Form S-1

Filed November 26, 2013

File No. 333-192542

Ladies and Gentlemen:

Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2013 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on November 26, 2013, File No. 333-192542 (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1.	We note a significant number of blank spaces throughout your registration statement. Please note that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of a public offering price within that range as well as all other information required by the federal securities laws, except information you may exclude in reliance upon rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus.

Securities and Exchange Commission

January 21, 2014

Response: We acknowledge the Staff’s comment and undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A of Regulation C. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of our prospectus.

2.	Prior to effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

Response: We acknowledge the Staff’s comment and undertake to have FINRA call, or provide a copy of the FINRA no-objections letter to, the Staff as soon as such information becomes available.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: We acknowledge the Staff’s comment and undertake to provide in future amendments all omitted exhibits and opinions to allow adequate time for the Staff to review prior to our request to accelerate the effectiveness of the Registration Statement.

4.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to U.S. Energy Information Administration, on pages 106, 130-132 and 134, the U.S. Geological survey on page 132 and the U.S. Department of Energy on page 134. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

Response: We acknowledge the Staff’s comment and are submitting under separate cover copies of the relevant portions of the sources cited in our prospectus. To expedite the Staff’s review, we have clearly marked each source to highlight the applicable portion or section containing the information on which we rely and have included cross references to the appropriate disclosure in Amendment No. 1. We have not funded nor are we affiliated with any of the studies or reports cited in the Registration Statement. The information sourced is available to the public without cost through the United States Energy Information Administration website (www.eia.gov), the U.S. Geological Survey website (www.usgs.gov) and the U.S. Department of Energy website (www.energy.gov), respectively.

Securities and Exchange Commission

January 21, 2014

Prospectus Summary, page 1

5.	Please revise the second sentence of the first paragraph of your summary to remove any implication that your summary does not address the key aspects of your filing. Refer to Item 503(a) of Regulation S-K and the related instructions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the second sentence of the first paragraph of the section titled “Summary.” Please see page 1 of Amendment No. 1.

6.	Here and elsewhere in your prospectus you refer to your operation being located in “unconventional shale resource plays.” Please revise your disclosure here to better explain why these areas are considered to be unconventional resource basins. In this regard, we note your definition of unconventional resources on page 106.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 1 of Amendment No. 1 and related revisions on pages 107 and 137.

Our Relationship with OGE Energy and CenterPoint Energy, page 7

7.	Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsors.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 7 of Amendment No. 1.

8.	Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that your general partner, OGE Energy and CenterPoint Energy will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, OGE Energy, CenterPoint Energy, or the directors or executive officer of each received or will receive in connection with the offering.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, except with respect to those common units held by CenterPoint Energy and OGE Energy that will be converted to subordinated units in connection with the offering (and as disclosed in the Registration Statement), none of the general partner, OGE Energy, CenterPoint Energy or their respective directors or executive officers will receive any of the net proceeds of this offering or any other amounts, including any other cash distributions, payments, compensation or other equity, in connection with the offering. If it is subsequently determined that any such entity or its directors or officers will receive additional payment, compensation or equity in connection with the offering, including equity granted under any long-term incentive plan, we will provide such information in future amendments.

Summary Historical and Pro Forma Financial and Operating Data, page 18

9.	You present a line item within the Balance Sheet Data (at period end) section on page 20 entitled “Enable Midstream Partners, LP Partners’ Capital.” However, this line item also appears to include the partners’ capital under the columns of Enogex LLC. Please explain or revise.

Securities and Exchange Commission

January 21, 2014

Response: We acknowledge the Staff’s comment and have revised the presentation on page 20 to reflect the Enogex LLC capital amounts as a separate line within the Balance Sheet Data titled “Enogex LLC Member’s Interest.” Please see page 20 of Amendment No. 1.

10.	Please confirm our assumption that you will include the September 30, 2013 pro forma balance sheet data of Enable Midstream Partners, LP within the Balance Sheet Data (at period end) section on pages 20 and 99 once it is finalized.

Response: We acknowledge the Staff’s comment and confirm that we will include the September 30, 2013 (or December 31, 2013, if applicable) pro forma balance sheet data of the Partnership within the Balance Sheet Data (at period end) section on pages 20 and 100 once such information is ready for inclusion in the Registration Statement.

Risk Factors, page 25

Failure to attract and retain an appropriately qualified workforce, page 33

11.	Please expand this risk factor to discuss the risks you face, if any, associated with your employee transition agreement with OGE Energy and CenterPoint Energy. In this regard, we note your disclosure on page 181 that “[a]s of September 30, 2013 … [you] did not have any direct employees,” and that “[o]n or prior to December 31, 2014, [you] will provide offers of employment to those seconded employees that [you] determine to hire.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 34 of Amendment No. 1.

There is no existing market of our common units …, page 53

12.	Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Please refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include the indicated risk factor on the cover page of the prospectus and in the section titled “Summary.” Please see the cover page of our prospectus and page 8 of Amendment No. 1.

Use of Proceeds, page 59

13.	Please further discuss the expenditure related to the “certain expiring transportation and storage contracts.” For example, please identify the expiring contracts. Please refer to Item 504 of Regulation S-K.

Securities and Exchange Commission

January 21, 2014

Response: We acknowledge the Staff’s comment and note that the expiring transportation and storage contracts are discussed in footnote 11 on page 72 of the Registration Statement (page 73 of Amendment No. 1), which is reproduced below for the Staff’s convenience:

Demand fees associated with legacy marketing business loss contracts are related to three expiring contracts that were entered into by an affiliate of Enogex prior to the formation of the partnership to ship or store gas on third-party assets. These contracts are not core to our operations and we do not expect to realize value above the demand fees. As part of the purchase accounting adjustments at the formation of the partnership, these contracts were marked to their fair value and were recorded on the balance sheet. The remaining expected demand fees associated with these contracts are approximately $10 million, $5 million, and $1 million in the years 2014, 2015 and 2016, respectively. Accordingly, we intend to retain approximately $16 million from the net proceeds of this offering, which we anticipate will fully fund the remaining demand fees associated with these contracts to be paid as they come due.

Because we have described the expiring contracts elsewhere in the Registration Statement, and because we do not believe the pre-funding amount is material, we respectfully submit that no revision to our disclosure under “Use of Proceeds” is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 101

14.	We note your presentation and limited discussion of pro forma results of operations for the year ended December 31, 2012. Please tell us whether you expect to update the historical financial statements in this Form S-1 for the year ended December 31, 2013 prior to requesting effectiveness. If so, please tell us if you plan to provide a supplemental analysis of results comparing pro forma December 31, 2012 to pro forma December 31, 2013 to provide your investors with better insight into the underlying factors likely to drive the results of the post-merger company. If you do not plan to update the historical financial statements, please tell us how you considered providing a supplemental analysis of results for the historical periods presented for Enogex LLC so that investors have enough context about historical results that they can assess the likelihood that historical results are indicative of future results.

Response: We acknowledge the Staff’s comment and advise the Staff that we do intend to update our historical financial statements for the year ended December 31, 2013 and to provide a supplemental analysis of results comparing pro forma December 31, 2012 results to pro forma December 31, 2013 results in a subsequent filing.

Securities and Exchange Commission

January 21, 2014

Contractual Obligations, page 119

15.	Based on the amounts seen in your financial statements, it appears your schedule of contractual obligations does not include interest on long-term obligations. To the extent these are a material cash commitment, please revise to include them. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table.

Response: We acknowledge the Staff’s comment and have revised the schedule of contractual obligations in the Registration Statement to include interest on long-term obligations. Please see page 121 of Amendment No. 1.

16.	Please tell us how you considered expected contributions to fund benefit plan obligations for inclusion within your disclosure of contractual obligations. These amounts may be included within the table or disclosed in a footnote to the table.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that under the terms of our seconding agreements with each of CenterPoint Energy and OGE Energy, all of the seconded employees are covered by either CenterPoint Energy or OGE Energy benefit plans, as applicable, and each of CenterPoint Energy and OGE Energy remains solely responsible for all liabilities with respect to its benefit plans. We are not obligated to make contributions to fund benefit plan obligations, but we are obligated to reimburse CenterPoint Energy and OGE Energy for any employment costs, including benefit plan expenses, as required by the terms of the respective seconding agreements. Amounts reimbursed for benefit plan expenses are included in the seconded employee costs disclosed on page F-61 of the Registration Statement.

Quantitative and Qualitative Disclosures about Market Risk, page 122

17.	We note your qualitative disclosure of commodity price and interest rate risk. Please revise to include quantitative information about these risks in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 124 and 125 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 123

18.	We note your disclosure of Critical Accounting Policies beginning on page 123. As changes in the assumptions used to assess goodwill for impairment could have a significant impact on the determination of whether goodwill is impaired and the amount of any impairment, if reasonably likely changes in your assumptions such as forecasted cash flows, market multiple utilized, or other key assumptions would have a material effect on your financial condition or operating performance, you should disclose this uncertainty. To provide your investors with additional insight into the likelihood of future impairment, please also disclose, if true, that at the date of your most recent goodwill impairment test, none of your reporting units was at risk of failing step one of the impairment test. Refer to Section V of our Release 33-8350.

Securities and Exchange Commission

January 21, 2014

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 126 of Amendment No. 1. We respectfully advise the Staff that we are in the process of completing the goodwill impairment test as of October 1, 2013, and we will provide such information in future amendments.

Industry Overview, page 126

Contractual Arrangements, page 129

19.	You disclose on page 130 that under keep-whole arrangements, a processor is generally entitled to retain the processed NGLs and sell them for its own account. For NGL inventory acquired in this manner, please tell us the amount of NGL inventory recorded as of December 31, 2012 and September 30, 2013, the revenues generated during the periods then ended, and describe in detail your accounting policy for the valuation of this inventory.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we describe our accounting policy for accounting for NGL inventory on pages F-49 and F-50 of the Registration Statement. The value of NGL inventory reflects the cost to produce, which includes the price of NGLs purchased from producers plus the weighted average plant operating costs. Based upon the value of inventory on hand, we do not consider the valuation of NGL inventory to be a material disclosure.

Because the natural gas and extracted NGLs are fungible, and each plant processes natural gas across multiple contract types, the revenue associated with the sale of NGLs is not allocated back to each contract type. Keep-whole natural gas processing arrangements accounted for 18% and 7% of our pro forma natural gas processed volumes in 2012 and for the nine months ended September 30, 2013, respectively. The total amount of NGL inventory across all contract types recorded at December 31, 2012 and September 30, 2013 was less than $1 million and $2 million, respectively. The processed NGLs under keep-whole arrangements are sold as processed. NGL inventory only arises in limited circumstances, primarily for truck rack propane, condensate in tanks and inventory under exchange agreements.

Certain Relationships and Related Party Transactions, page 177

Services Agreements, page 179

20.	Please provide the estimated amount that you will incur as part of your service agreements. In this regard, we note your disclosure in Note 10 on page F-60 that “[t]he Partnership reimburses CenterPoint Energy and OGE Energy for these services up to annual caps, initially $44 million and $30 million, respectively.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a discussion of the annual reimbursement caps in the section titled “Certain Relationships and Related Party Transactions–Services Agreements.” Please see page 184 of Amendment No. 1. We intend to further revise our disclosure to provide the actual amounts incurred under the services agreements when such information is available in connection with the update of our historical financial statements for the year ended December 31, 2013.

Securities and Exchange Commission

January 21, 2014

The Partnership Agreement, page 194

Applicable Law; Forum, Venue and Jurisdiction, page 196

21.	Please tell us what consideration you have given to including in your risk factor disclosure about the partnership agreement the impact of the exclusive forum provision on investors.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a risk factor advising investors about the consequences of an exclusive forum provision. Please see page 52 of Amendment No. 1.

Enable Midstream Partners, LP Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

22.	Given the description of your pro forma adjustments, we assume that your pro forma statements of income reflect income from continuing operations before nonrecurring charges or credits directly attributable to the transaction within the line item currently captioned “Net Income Attributable to Enable Midstream Partners, LP.” Please confirm our assumption and consider revising the caption of this line item. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: We acknowledge the Staff’s comment and confirm that the pro forma statements of income reflect income from continuing operations before nonrecurring charges or credits directly attributable to the transaction within the line item currently captioned “Net Income Attributable to Enable Midstream Partners, LP.” We considered revising the caption “Net Income Attributable to Enable Midstream Partners, LP” and determined the caption describes the line item in the context of the pro forma financial statements of income and is comparable to the amounts under the same caption in the historical statements of income.

Notes to Unaudited Pro Forma Financial Statements

(1) Basis of Presentation, page F-9

23.	You stated in the first sentence of this footnote that the pro forma financial statements are prepared as if the transactions had occurred on January 1, 2012. You state on page F-3 that the income statements were prepared assuming the transactions occurred on January 1, 2012, and the balance sheet under the assumption the transactions occurred on September 30, 2013. Please conform your disclosure in Note 1 to the disclosure on page F-3.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-9 of Amendment No. 1.

Securities and Exchange Commission

January 21, 2014

(2) Pro Forma Adjustments, page F-9

24.	You disclose on page F-4 that your pro forma statements of income assume the acquisition and related activities occurred on January 1, 2012. However, you state in footnotes (C) and (D) on pages F-10, and F-11, respectively, that the interest rate was calculated utilizing the 1 month LIBOR at September 30, 2013 plus the basis points attributable to each of the Term Loan and Revolving Credit facilities. Based on your disclosure on pages F-10 and F-11, it appears the aforementioned facilities are based on variable interest rates. Please tell us why you believe the utilization of the interest rate as of September 30, 2013 is preferable to the interest rates that were prevailing during the period covered by the pro forma information.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we considered the guidance in the SEC’s Division of Corporate Finance Financial Reporting Manual Section 3260.1, which states that the pro forma presentation should generally be based on the current interest rate or the interest rate for which the registrant has a commitment. We assessed whether the current interest rate or the historical interest rate would be more appropriate, noting the 1-month LIBOR fluctuated by 0.12% between January 1, 2012 and September 30, 2013, which is less than the 1/8 percent sensitivity impact disclosed in footnotes (C) and (D) on pages F-10 and F-11 of the Registration Statement, respectively. We respectfully submit that the presentation of a single rate and the associated sensitivity is preferable, as it is more meaningful to understand the impact of changes in interest rates than showing actual rates when rates are consistent over the period.

Enable Midstream Partners, LP Financial Statements for the Year Ended December 31, 2012, page F-12

Combined Statements of Income, page F-13

25.	For these combined statements of income, as well as the others presented within the registration statement, we note you do not present revenues generated from transactions with affiliates on the face of your income statements as required by Rule 4-08(k) of Regulation S-X. Additionally, within your related party footnote on page F-30, reference is made to affiliated revenues but we did not identify disclosure of the amounts recorded. This is in contrast to your interim financial statements, where we note that you disclose these amounts in the footnotes on page F-59.

Please tell us the amount of affiliate revenues recorded for the periods presented on page F-13. Additionally, please tell us why you have elected not to present related party revenues and operating costs on the face of your combined income statements.

We also note that you have disclosed, such as page 179, that you have entered into a services agreement with each of OGE Energy and CenterPoint Energy for the provision of administrative services. Please tell us how you plan to present these costs on the face of your income statements.

Securities and Exchange Commission

January 21, 2014

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our affiliate revenue is disclosed on page F-37 of the Registration Statement as a percentage of total revenue within footnote (4) to the Reportable Business Segment tables. We have revised the Registration Statement to include a table disclosing revenue generated from gas transportation and storage contracts with CenterPoint Energy. Please see page F-31 of Amendment No. 1.

We have not presented related party revenues and operating costs on the face of the combined income statements due to consideration of potential changes in the level of transactions with affiliates from year-to-year, including the formation as a partnership and acquisition of Enogex, which do not necessarily drive overall financial results. Our transactions with affiliates are best discussed in the context of the notes to the financial statements. In order to highlight areas where we have transactions with affiliates, we have revised the captions on the face of the income statement to denote “including (revenues, expenses) from affiliates.”

We intend to present the costs associated with the services agreements with each of OGE Energy and CenterPoint Energy with operations and maintenance expenses on the face of the income statement. The specific amount of costs associated with these agreements will be disclosed in the financial statements.

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies

(b) Revenues, page F-19

26.	Please tell us and revise to provide a more robust revenue recognition policy that addressed each of your significant revenue streams and includes any significant estimates made by you. To the extent you believe additional disclosure is not warranted, please tell us why.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-19 and F-20 of Amendment No. 1.

(10) Commitments and Contingencies, page F-33

27.	Underneath the table of long-term operating leases you disclose total rental expense for “2012, 2011 and 2011.” Please explain or revise. Additionally, assuming the $61 million presented within that sentence is attributable to 2010, please tell us why amount changed significantly from 2010, to 2011 and then to 2012.

Response: We acknowledge the Staff’s comment and have revised the language below the table of long-term operating leases. Additionally, we have corrected rental expenses for all operating leases in 2010 and 2011 to be $26 million and $16 million, respectively. Please see page F-34 of Amendment No. 1.

Securities and Exchange Commission

January 21, 2014

The primary driver of the higher rental expenses in 2010 and 2011 is related to increased facility rental costs incurred while constructing the amine facility in the Haynesville Shale during the periods. Rental expenses were not significantly impacted by construction activities during 2012.

Enable Midstream Partners, LP Financial Statements for the Period Ended September 30, 2013, page F-38

Condensed Combined and Consolidated Statements of Cash Flows (Unaudited), page F-42

28.	We note your presentation of non-cash transactions on page F-43. Please tell us what consideration was given to presenting the gross non-cash fair value of shares issued to acquire the net assets of Enogex.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include $3,787 million as the gross non-cash fair value of common units issued to acquire the net assets of Enogex. Please see page F-44 of Amendment No. 1.

Enogex LLC Financial Statements for the Year Ended December 31, 2012, page F-67

Notes to Consolidated Financial Statements

7. Derivative Instruments and Hedging Activities, page F-90

29.	ASC 815-10-50-1(A)(d) requires disclosure of volumetric activity related to derivatives for all periods presented. Please revise to include disclosure related to December 31, 2011 in addition to the disclosure presented on page F-92 of December 31, 2012 volumetric activity.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-93 and F-94 of Amendment No. 1.

30.	We note you disclose $49.9 million of assets and liabilities associated with financial futures/swaps as of December 31, 2011. Please explain the reasons for what appears to be a significant change in the fair value of these contracts between the balance sheet dates, as well as the factors that most significantly impacted the valuation of these contracts as of December 31, 2011.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the primary factor impacting the change in fair value between the balance sheet dates is the settlement of Fixed Swaps/Futures during 2012, 88 percent of which had a duration of one year or less at December 31, 2011. The volume of Fixed Swaps/Futures purchases and sales was 57.9 and 58.2 MMBtu at December 31, 2011, respectively, compared to 16.2 and 18.5 MMBtu at December 31, 2012, respectively.

Securities and Exchange Commission

January 21, 2014

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (405) 557-5231, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ E. Keith Mitchell
E. Keith Mitchell
Chief Operating Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission

Jennifer Lopez-Molina, Securities and Exchange Commission

Jarrett Torno, Securities and Exchange Commission

Jennifer Thompson, Securities and Exchange Commission

Gerald M. Spedale, Baker Botts L.L.P.

Jason A. Rocha, Baker Botts L.L.P.

Robert J. Joseph, Jones Day

Sean T. Wheeler, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP